Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 1, 2021 to Prospectus dated June 26, 2020

Registration No. 333-239467

DOMINION ENERGY, INC.

750,000 Shares of

4.35% Series C Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference of $1,000 Per Share)

Pricing Term Sheet

December 1, 2021

Issuer:	Dominion Energy, Inc. (the “Issuer”)

Security:	4.35% Series C Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value (the “Preferred Stock”)

Liquidation Preference:	$1,000 per share of Preferred Stock

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1 (stable outlook)/BBB- (positive outlook)/BBB- (stable outlook)

Size:	$750,000,000

Term:	Perpetual

Dividend Rate:	The initial dividend rate for the Preferred Stock will be 4.35% per annum from and including the date of original issuance to, but excluding, April 15, 2027 (the “First Reset Date”). On and after the First Reset Date, the dividend rate on the Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate (as defined herein) as of the most recent Reset Dividend Determination Date (as defined herein) plus a spread of 3.195%.

Dividend Payment Date:	April 15 and October 15, commencing on April 15, 2022

Trade Date:	December 1, 2021

Settlement Date (T+6)**:	December 9, 2021

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Stock:

•   in whole or in part, from time to time, during any Redemption Period (as defined herein), at a redemption price in cash equal to $1,000 per share; or

•   in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $1,020 per share (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Public Offering Price:	$1,000 per share of Preferred Stock

Underwriting Discount:	$10 per share of Preferred Stock

No Listing:	The Issuer does not intend to apply to list the Preferred Stock on any securities exchange.

Revised Concurrent Pension Contribution Amount:	The aggregate liquidation preference of the “Pension Shares” disclosed in the preliminary prospectus supplement dated December 1, 2021 under the heading PROSPECTUS SUPPLEMENT SUMMARY — Concurrent Pension Contribution is revised to reference an aggregate liquidation preference of approximately $250 million. All other disclosures concerning the Concurrent Pension Contribution (as defined in the preliminary prospectus supplement) remain unchanged.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., MUFG Securities Americas Inc., Regions Securities LLC, TD Securities (USA) LLC and U.S. Bancorp Investments, Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	25746U DM8/US25746UDM80

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the preliminary prospectus supplement dated December 1, 2021, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
RBC Capital Markets, LLC	1-866-375-6829 (toll-free)
Barclays Capital Inc.	1-888-603-5847 (toll-free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
Regions Securities LLC	1-800-734-4667 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Preferred Stock will be made against payment for the Preferred Stock on the Settlement Date, which will be the sixth business day following the date of this final term sheet (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Preferred Stock on the date of this final term sheet or the next succeeding three business days will be required, by virtue of the fact that the Preferred Stock initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date (as defined herein) and trading in the public securities markets or (ii) if the H.15 is not published during the week preceding the Reset Dividend Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend

Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15 under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Issuer or its designee, after consulting with the Issuer, determines on the relevant Reset Dividend Determination Date that the Five-Year U.S. Treasury Rate cannot be determined pursuant to the method described above, the Issuer or such designee, after consulting with the Issuer, may determine whether there is an industry-accepted substitute or successor rate to the Five-Year U.S. Treasury Rate. If the Issuer or such designee, after consulting with the Issuer, determines there is such a substitute or successor rate, then such rate will replace the Five-Year U.S. Treasury Rate for all purposes under the Preferred Stock. If the Issuer or its designee, after consulting with the Issuer, have determined a substitute or successor base rate in accordance with the foregoing, the Issuer or its designee, after consulting with the Issuer, may determine the business day convention, the definition of “Business Day” and the Reset Dividend Determination Date to be used and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the Five-Year U.S. Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. If the Issuer or its designee, after consulting with the Issuer, determines there is no such substitute or successor rate, then the Five-Year U.S. Treasury Rate will be the same rate determined under clauses (i) or (ii) above for the immediately preceding Reset Dividend Determination Date, or if this sentence is applicable with respect to the first Reset Dividend Determination Date, 1.155%.

“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Most recent H.15” means the H.15 published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act, or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Preferred Stock, which amendment, clarification or change results in:

•

the shortening of the length of time the Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Preferred Stock.

“Redemption Period” means any period from and including the 15th day of January immediately preceding a Reset Date through and including such Reset Date

“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.